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                           January 5, 2023

       Michael Freedman
       Chief Executive Officer
       Lighthouse Life Capital, LLC
       1100 E. Hector Street, Ste. 415
       Conshohocken, PA 19428

                                                        Re: Lighthouse Life
Capital, LLC
                                                            Post-Qualification
Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed December 29,
2022
                                                            File No. 024-11380

       Dear Michael Freedman:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Rhys James, Esq.